(m)(2)(A)(iv)

May 1, 2012

ING Investors Trust
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Investors Trust Second Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

          ING Investments Distributor, LLC (“IID”) hereby waives a portion of the distribution fee payable to IID for ING Large Cap Growth Portfolio, a series of ING Investors Trust (“IIT”), pursuant to the IIT Second Amended and Restated Shareholder Service and Distribution Plan (the “Distribution Plan”) in an amount equal to 0.15% per annum on the average daily net assets attributable to Adviser Class Shares. By this letter, we agree to waive that fee for the period May 1, 2012 through May 1, 2014.

          This waiver supersedes the letter agreement whereby IID waives a portion of the distribution fee payable to IID for ING Large Cap Growth Portfolio pursuant to the Distribution Plan in an amount equal to 0.15% per annum on the average daily net assets attributable to Adviser Class Shares for the period May 1, 2012 through May 1, 2014.

          Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:
ING Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investments Distributor, LLC
Suite 100	Fax: 480-477-2744
Scottsdale, AZ 85258-2034	www.ingfunds.com